

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2020

Ernesto W. Letiziano
President and Director
Signet International Holdings, Inc.
205 Worth Avenue, Suite 316
Palm Beach, FL 33480

> **Re: Signet International Holdings, Inc.**
> **Registration Statement on Form 10**
> **Filed May 14, 2020**
> **File No. 000-51185**

Dear Mr. Letiziano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

Business, page 1

1. Please clarify your business model as to your patent options and underlying technologies. It is unclear whether you intend to merely market and sub-license such patented technology to third-parties after exercising the option and acquiring the license, or if you intend to develop and bring your own products to market using such technologies. Further, you reference products and development of products related to these technologies. Please clarify whether you are merely referring to activities being performed within the research facilities of the universities and whether there are any current products or services currently developed by you or other entity available in the marketplace.

2. Please describe the factors you consider in determining whether to enter into an option agreement to license particular technology and which options to exercise. Identify the options that have expired, discuss why you allowed the options to expire, and disclose that you currently have no rights with respect to this technology.

3. Please describe the material terms of each of your patent options, including the identity of the Florida university, any consideration paid or to be paid, the term of the option and whether any other person or entity also may enter into an option to license the technology or actually license the technology during the term of your option.

4. Please discuss the general requirements and related costs for licensing the patented technologies from the universities, which may include the following:
    *   a development plan for turning the technology/intellectual property into a product or service you will take to market;
    *   developmental milestones you would have to meet;
    *   royalties or revenue sharing arrangements with the university;
    *   the obligations to pay for and obtain appropriate governmental approval; and
    *   liability insurance.

5. In addition, discuss the significance of typical negotiated terms of technology license agreements and how they will affect the ability under your business model to sell or license rights for the use of the technology. This may include the following:
    *   exclusive versus non-exclusive rights;
    *   ability to sublicense;
    *   whether university personnel will consult or assist in the development of the technology;
    *   who is responsible for paying for, maintaining and enforcing intellectual property rights; and
    *   who will own the rights to any improvements to the technology.

6. Please provide more details of your relationship with your consultants, including a description of any material consulting agreements. We note your brief descriptions of a new scientist, social media specialist, a V.P. of Science, a technical science consultant, and a chief engineer consultant. It is unclear if these individuals refer to just one or two persons or if they are a larger group of consultants or employees. Please clarify.

Directors, Executive Officers, Promoters And Control Persons; Compliance With Section 16(A) Of The Exchange Act, page 10

7. Please provide a description of the recent business experience for Mr. Letiziano for the past five years, including currently active employment or business ventures that require material amounts of his time. To the extent Mr. Letiziano does not work full-time at Signet, please provide an estimate of how much of his work week he devotes to Signet.

Certain Relationships and Related Transactions, and Director Independence, page 11

8. Please include your lease arrangements that include Mr. Letiziano as a party. We note that you reference a sub-lease for office space from Mr. Letiziano on page 9, and that you provided compensation to Mr. Letiziano for paying for his personal residence expenses according to page F-14. Please also clarify if the $24,150 in the "All Other Compensation" column in your Summary Compensation Table is related to the personal residence expenses referenced on page F-14.

9. Your earlier Forms 8-K filed voluntarily in 2020 reference a President Tom Donaldson, and we note media appearances where Mr. Donaldson discusses your potential business prospects. Please clarify Mr. Donaldson's role with your company and clarify if he is a promoter, as defined by Rule 405 of Regulation C.

Executive Compensation, page 11

10. There is disclosure in the financial statements of officers' salaries, accrual of these salaries, payment of salaries through the issuance of common stock and forgiveness of salaries. Please disclose the material terms of any written or unwritten agreements for executive compensation, and include the salaries and other compensation in the executive compensation table. Refer to Item 402(m) of Regulation S-K and Instruction 2 to Item 402(n)(2)(iii) and (iv).

Recent Sale of Unregistered Securities, page 13

11. Please describe all sales of unregistered securities from the past three years, including a description of consideration received (such as a description of any consulting services), and the identity of any material stockholders or promoters. Please refer to Item 701 of Regulation S-K for further information. We note that you appear to refer to such unregistered sales of securities on pages F-10 to F-14 of your registration statement.

Exhbits, page 14

12. Your Exhibits Index references that Exhibits 3.3, 3.4 and 23.1 were filed herewith, but we are unable to locate them. Please file your remaining outstanding exhibits. Furthermore, it appears you should file the following agreements as material contracts:
    • the options agreements for the university technology;
    • your material consulting agreements; and
    • your lease agreements with Mr. Letziano.
    Refer to Item 601(b)(10) of Regulation S-K.

Indemnification of Directors and Officers, page 14

13. On pages 10 and 14, you reference the laws of New Jersey in your disclosure concerning the indemnification provisions for your officers and directors. We note that you are a Delaware corporation. Please revise or clarify the relevance of New Jersey law.

General

14.   Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

15.   You reference that you are a public company and that shares of your common stock "trade" on the OTC Pink exchange operated by the OTC Markets, LLC. We note further that you submitted four current reports on Form 8-K after filing a Form 15 to deregister your common stock under Section 12(g) of the Exchange Act. Please clarify that the OTC Pink is not an exchange and shares of common stock do not trade on it. The Pink open market is a quotation service that does not require an entity to have a class of securities registered under Sections 12(g) or 15(d) of the Exchange Act. Until your Form 10 registration becomes effective, either through a Commission order or automatically after 60 days, you do not have a class of securities publicly registered under Section 12(g) of the Exchange Act and do not have a reporting obligation under Section 13(a) of the Exchange Act. Please clarify that these current reports filed on Form 8-K were submitted voluntarily and you will not be a fully public reporting company until you have an effective registration statement under either the Securities Act or the Exchange Act.

16.   Given your lack of revenues, nominal assets and operations, it appears you are a shell company, as defined by Rule 405 of Regulation C of the Securities Act. Please revise your registration statement accordingly, including the Form 10 facing page and description of your business, and discuss the restrictions on resales of your shares under Rule 144(i) as it applies to shell companies. Otherwise, please provide us with a detailed analysis explaining why you are not a shell company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: William Robinson Eilers, Esq.